Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Loss per Class A Unit

(in thousands, except per unit data)

	2016	2015

Net loss	$(1,996)	$(2,192)

Class A Unitholders (ownership percentage)	99%	100%

Net loss allocable to Class A Unitholders	$(1,976)	$(2,192)

Class A Units outstanding	11,100	11,100

Net loss per Class A Unit	$(0.18)	$(0.21)